

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2011

Via Email
Karim N. Rawji
President
TechApp Solutions, Inc.
115 W. California Blvd. #553
Pasadena, California 91105

     Re: **TechApp Solutions, Inc.**
             Registration Statement on Form S-1
             Filed April 15, 2011
             File No. 333-173533

Dear Mr. Rawji:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement

Cover Page

1.   Please clarify that you are a non-accelerated filer rather than a smaller reporting company.

2.   We note that you have included a box to be checked for an offering made pursuant Securities Act Rule 434. Please note that Rule 434 was repealed as of December 1, 2005. For guidance, see Section V.B.(1)(b)(vi) of SEC Release No. 33-8591, available on our website at http://www.sec.gov/rules/final/33-8591.pdf. Please revise your document accordingly.

Prospectus Cover Page

3.   If appropriate, please indicate that you will seek quotation on the OTCBB. To the extent that you will seek quotation on the OTCBB, please indicate that you will have to seek a market maker willing to submit an application for the quotation of your shares.

The Offering, page 5

4.   We note that you indicate the net proceeds you will receive in this offering to be $40,000 (the proposed maximum aggregate offering price), while elsewhere in your document you estimate that you will incur total offering expenses of $5,500 leaving you with net proceeds in the amount of $34,500. Please advise or revise throughout as appropriate.

Risk Factors, page 6

General

5.   Please add risk factors specifically addressing all or none offerings, including compliance with Rule 10b-9, and the fact that your outside counsel, rather than a bank, will be acting as escrow agent for this offering.

6.   It is unclear from your disclosure whether you intend to register a class of securities under Section 12 of the Securities Exchange Act. To the extent that you do not intend to register a class of securities under Section 12, please include a risk factor that informs potential investors that you will be not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. You should also briefly explain how those reports vary from the reporting obligations imposed on fully reporting issuers.

"We don't have any substantial assets and are totally dependent upon the proceeds of this offering to fully fund our business…," page 7

7.   You should generally avoid mitigating language in risk factor discussions, such as clauses that begin with "while," "although" or "however." In this regard, we note your statement in the above-mentioned risk factor that "However, TechApp Solutions, Inc. believes that the net proceeds of the Offering will be sufficient to satisfy the start-up and operating requirements for the next twelve months." Please revise your risk factor disclosure throughout as necessary to remove such mitigating language. For guidance, see Staff Observations in the Review of Smaller Reporting Company IPOs, available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfsmallcompanyregistration.htm.

"We will incur ongoing costs and expenses for SEC reporting and compliance…," page 9

8.   Please tell us whether you considered providing quantitative estimates of these costs in this risk factor so as to provide investors with a better understanding the scope of this risk.

Item 8. Plan of Distribution

Deposit of Offering Proceeds, page 13

9.   You state that the proceeds from the offering will be deposited in a "non-interest bearing bank account until the <u>minimum</u> offering proceeds are raised." Given that this offering is being conducted on an all or none basis, it is unclear what the "minimum offering proceeds" refers to. Please advise or revise your document as necessary.

Procedures and Requirements for Subscription, page 13

10.   You state that "any subscription rejected within <u>this</u> 30-day period will be returned to the subscriber." It is unclear, however what the "30-day" period refers to, as you do not describe this 30-day period elsewhere in your description of your offering. Please advise.

Item 9. Description of Securities to be Registered, page 14

11.   You indicate in your document that your authorized capital stock consists of 70 million shares of common stock and 5 million shares of preferred stock. Your articles of incorporation, however, simply states that you are authorized to issue 75 million shares— no delineation is made for preferred stock. Please advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

12.   Please revise to include a discussion of liquidity, capital resources and results of operations pursuant to Item 303 of Regulation S-K. Also refer to Question 110.01 of the Compliance & Disclosure Interpretations of Regulation S-K.

Directors and Executive Officers

Background of Executive Officers and Director, page 23

13.   We refer to statements made in your document regarding the background of your sole executive officer and director. We note by way of example the following statements:

- Mr. Rawji was highly recruited by several sales organizations;
- Mr Rawji was a nationally recognized sales leader, both as a team member and in a managerial position with ADP;

- The exhilaration of the financial services industry called to Mr. Rawji when he left BJ Worldwide;
- Mr. Rawji's "lifelong" vision was having his own firm; and
- Mr. Rawji's executive leadership and his "extensive relationships in the financial industry."

Please specifically disclose the factual basis for the context of these statements. You must be able to substantiate on a reasonable basis any such statements.

Report of Independent Registered Public Accounting Firm, page 29

14. We note that the company's inception date was November 8, 2010. Please explain why the audit report references the year ended November 30, 2010 in addition to the period from the date of inception through November 30, 2010. If you determine that references to the year ended November 30, 2010 are not appropriate please revise accordingly.

Statements of Operations, page 31

15. We note that the column heading labeled "For the Period from Nov. 08, 2010 (Date of Inception) through Feb. 28, 2010 (unaudited)," includes the incorrect period ending date. Please revise to provide the correct period ending date. This comment also applies to your statements of cash flows.

Item 16. Exhibits and Financial Statement Schedules, page 41

16. We note that your exhibit index indicates that your subscription agreement and escrow agreement will be filed. Please file these agreements promptly as exhibits to your amended filing to allow us sufficient time to review them. We may have additional comments.

Item 17. Undertakings, page 42

17. Given the nature of your offering (i.e. an initial, primary distribution of securities by your company), it is unclear why you have not included the undertaking set forth in Item 512(a)(6) of Regulation S-K. Please advise or include the appropriate undertaking in your amended filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

Karim N. Rawji
TechApp Solutions, Inc.
May 12, 2011
Page 5

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Clifford J. Hunt, Esq.
        Law Office of Clifford J. Hint, P.A.